Exhibit 99.1

VIQ Solutions Announces Strategic Partnership with

Law In Order to Drive Asia Pacific Growth

VIQ Solutions and Law In Order partner to provide comprehensive solution and services suite advancing digital transformation for law professionals.

PHOENIX, ARIZONA, July 27, 2021 - VIQ Solutions Inc. (“VIQ Solutions”) (TSX: VQS and OTC Markets: VQSLF), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced its partnership with Law In Order, a leading provider of end-to-end document and digital solutions to improve accessibility of information without compromising security or quality.

As technology plays an increasing role in the transformation of court workflow, court users recognize the need for innovative solutions to keep pace with the vast amount of courtroom evidence. The Law In Order - VIQ Solutions partnership brings together significant industry knowledge, technological artificial intelligence advancement, and a professional client service organization supporting successful client transformation.

“Global partnerships are integral to our go forward strategy,” said Laura Haggard, Chief Marketing Officer, VIQ Solutions. “We are pleased to partner with Law In Order to create the next generation of transformative solutions that drive efficiencies and enhance accessibility to information.”

The partnership includes VIQ Solutions’ professional recording and transcription services coupled with Law In Order’s eHearing and eArbitration services. The combined solution delivers evidence indexing, presentation and collaboration tools as well as immediate access to a live transcript feed for review within the courtroom or remote locations.

“One of our key objectives is to provide meaningful change when designing solutions for clients to advance the legal profession globally. Our new partnership with VIQ Solutions ushers in an exciting new era in legal technology innovation enhancing the rule of law and improving access to justice while also making a lawyer’s life easier and more productive,” said Elizabeth Miller, Global Head of eHearing Services, Law In Order.

“I look forward to expanding our existing relationship with Law In Order to deliver digital innovation supporting the judicial process,” said Matthew Fowler, VIQ Solutions Managing Director Asia-Pacific. “By combining our highly accurate, real-time transcription services with Law In Order’s dynamic remote court document collaboration solutions we create a truly digitalized, streamlined and effective solution for our court and legal clients.”

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Phone: 1-914-598-7733

Phone: (800) 263-9947	Email: viq@htir.net

Email: marketing@viqsolutions.com

For more information about VIQ Solutions, please visit viqsolutions.com.

About VIQ Solutions Inc.

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ Solutions offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, media, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

About Law In Order

Established in 1999, Law In Order has grown to become the leaders in Bimodal Legal Support, providing scalable, end-to-end outsourced support services to the legal profession. We are unique in that we optimise your resources with our services so that you get more from less. We call this a “bimodal” approach, and it helps enable winning outcomes on each and every case. Our expert services add real value to high volume document production, expert eDiscovery management and specialist court services, including virtual hearings. Our expertise in both traditional and modern technology-based services means we are a highly effective single-source provider for even the most complex of matters. With offices in Brisbane, Sydney, Melbourne, Perth and India, our staff are experienced legal litigation support professionals 24 hours a day, seven days a week.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, management’s targets for VIQ Solutions’ growth, as well as the size, scope, and timing of the implementation of projects currently in the pilot phase.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ Solutions believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ Solutions can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s recent initiatives, and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements or information is based on current expectations, estimates and projections that involve several risks and uncertainties which could cause actual results to differ materially from those anticipated by VIQ Solutions, including risks related to the COVID-19 pandemic and other risks discussed or referred to under the heading "Risk Factors" in the Company’s Annual Information Form for the financial year ended December 31, 2020, which is available at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. These risks and uncertainties may cause actual results to differ materially from the forward-looking statements or information. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.